6711 MISSISSAUGA ROAD, SUITE 404
MISSISSAUGA, ONTARIO, CANADA L5N 2W3
PHONE: (905) 858-1368
FAX: (905) 858-1399
www.med-emerg.com

January 23, 2006

Ms. Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Ino:

In response to the comments and questions posed by Mr. Jim Rosenberg, Senior Assistant Chief Accountant, in his letter of December 23, 2005, we are pleased to respond as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Our management with the participation of our principal executive officer and principal financial officer has evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15(d) - 15(e) under the Securities Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 13a - 15c under the Exchange Act as of the end of the period covered by this Annual Report on Form 10K-A.

We have established disclosure controls and procedures to ensure that material information relating to the Company is made known to the officers who certify the financial statements and to other members of senior management and the Audit Committee of the Board of Directors. As was initially reported, management was satisfied that its disclosure controls and procedures were effective. Subsequent to such evaluations, as a result of a review by the Securities and Exchange Commission (the “SEC”) of our 10K filing, we reviewed the adequacy of our disclosure of certain matters related to Management’s Discussion and Analysis and the Notes to the Consolidated Financial Statements. After this review management and the Audit Committee of the Board of Directors determined to expand the disclosure in Management’s Discussion and Analysis and in the Notes to the Financial Statements.

This led our management to conclude that the Company’s disclosure controls and procedures were not sufficiently effective as of December 31, 2004, to ensure that information required to be disclosed in the Company’s filings and submissions to the SEC under the Exchange Act are summarized and reported within the required time periods.

Remediation Measures for Identified Disclosure Controls and Procedures Deficiencies

Management’s newly implemented measures to address the deficiencies in its disclosure controls and procedures include:

1.	Management will require continuing education during 2005 and 2006 of its accounting and finance staff to ensure compliance with financial reporting and compliance practices;
2.	Management will where necessary retain outside advisors to assist in the analysis of its disclosure requirements and its compliance, therewith;
3.	The Company will assess the staffing levels and expertise in its accounting and finance areas and take necessary steps to ensure appropriate levels of skills;
4.	The Company and the Audit Committee, as necessary, will consider additional items, or will alter the planned steps identified above to further remediate the material weaknesses identified above.

Financial Statements.

26.	Revised Consolidated Financial Statements
Management confirms that:
•
As stated in the Auditors’ Report, Management is responsible for the financial statements, and the notes included therewith. It was not Management’s intent to abdicate, nor to suggest that it was abdicating, its responsibility for the financial statements as it relates to the accounting for the quasi reorganisation. Management included the reference to the SEC to explain to the reader what prompted the change in disclosure.

•	Management and the Company’s auditors confirm that the revised accounting is GAAP compliant.

If the SEC requires Med-Emerg to revisit this note disclosure, we suggest that the following language:

26. REVISED CONSOLIDATED FINANCIAL STATEMENTS

These revised consolidated financial statements have been prepared to comply with certain recommendations of regulatory authorities concerning a quasi reorganization recorded by the company. Accordingly, notes 11, 12, 14 and 21 have been amended. In addition, notes 18 and 20 for Contingent Liabilities and Subsequent Events have been updated. The net loss attributable to common shareholders and basic loss per common share from continuing and discontinued operations remain unchanged.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer